Simple Switch
468 followers
1h • Edited •

This is huge! Simple Switch is thrilled to invite our community to invest in our business. We've loved helping you shop in alignment with your values for 4 years, and want to share our success with those who've supported us.

Check out our Wefunder pitch to see the details and invest!
https://lnkd.in/gbe5wr-V

We're currently in "testing the waters" mode. Check out important legal disclosures about that here:
https://lnkd.in/g7SvRQN



Rachel Kois (She/Her) • You
Founder & CEO at Simple Switch
1w •

It has been so much fun to watch our community of customers, friends, fellow founders and more become INVESTORS. We chose to raise our first round on Wefunder because we wanted to reward our community who got us this far by giving them the first chance to invest! Check it out!

WeFunder.com/simpleswitch

We've got $12,000 left before our first $50,000 milestone, which will unlock so much momentum for Simple Switch, and is when we'll start inviting the professional investors to get in on the round and finish strong! I'd love to talk with you about investing and growing as we grow, reach out anytime.

(The legal stuff: Until that $50,000 milestone, we're in "testing the waters" mode, you can learn more about that here.)

Rachel Kois (She/Her) • You
Founder & CEO at Simple Switch
2mo • Edited •

We really do have the best investors out there. 🎉 You can read the testimonials of our community investors so far here.
https://lnkd.in/gK-mAxY7

I chose to raise our first Simple Switch investment round on Wefunder because we have an incredible customer community, and because I'm fortunate to have an amazing personal and professional network supporting me as a founder. I want those people who've supported us from day one to have the first opportunity to reserve their investment.

We're over half way to our first funding milestone, I'd love to have you as one of our earliest investors! Reach out with any questions, or you can watch our video, learn more, and reserve your investment right away here! ⬇️
WeFunder.com/simpleswitch

(We're currently not soliciting investments, but reservations, since we're in "testing the waters" until we file our legal paperwork. You can find all the details on that here.
https://lnkd.in/gF7BzYgq

Jessica Lybeck

Love what you're doing Rachel!!

Renee Blevins

Sustainability and ethical shopping are two HUGE topics in our world today. We desperately need change and Simple Switch is a business that addresses these issues in a way that not only helps consumers make existing habits better for the environment but also helps those small businesses that are doing such excellent work on the ground in their communities. Thank you!

Alex Schoep

Prevent climate apocalypse

Nicole French

Rachel Jo is one of the most amazing, creative, smart, driven people I know! If there is one company or person I would invest in - it is HER. Because one way or another, she is going to make Simple Switch work.

Ty Garner

Because we believe in Rachel and more importantly we know that Simple Switch is something the world desparately needs.

$26,217
reserved of a $250,000 goal

INVEST
min $100
$ 0

INVEST

FOLLOWING

INVESTMENT TERMS
Terms will be decided later

This is HUGE. Simple Switch is thrilled to **invite our customers & community (you!!) to** INVEST in our business!

Before we start pitching to big investors to grow Simple Switch's sales and impact to the next level, we're starting with a "community round" and pitching to all of you. We've loved being your spot for ethical and sustainable shopping for almost 4 years now, and as we grow, we want to share our success with those who've supported us from the beginning.

Thank you for being such a fantastic community, **we're excited to have some of you as our earliest investors, too!** Check out our WeFunder pitch to see the details and invest! www.wefunder.com/SimpleSwitch

Never invested before? Don't worry, me neither! We chose to raise this first round on WeFunder because we wanted to make it accessible to all of us, not only experienced investors. That's why *reserving your investment is fast and easy, and the minimum investment is only $100.*

Can't wait to have you on our team! Reach out with any and all questions.

-Rachel from Simple Switch

WATCH THE VIDEO, LEARN MORE & INVEST


Invest in founders
building the future

We chose to run our first funding round as a "community round" on WeFunder (a fellow BCorp!) because we align with their mission to democratize start-up investing and make it accessible to more than a select few.

About WeFunder's Impact


EASY ONLINE SHOPPING
(LIKE AMAZON)
GOOD FOR PEOPLE & PLANET
(NOT LIKE AMAZON)

At Simple Switch our mission is to NORMALIZE online shopping as a force for good. That means we'll need a bigger team and a bigger marketing budget, so that everyone knows they have an option for easy online shopping in alignment with their values.

Help Us Get There

The legal stuff we need to tell you: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

INVEST HERE

I hope you're doing well this week, and wonderful job on the retreat. I had a really great time and it was a needed breath of fresh air in an intense season. As I mentioned this weekend, we're raising our first investment round for Simple Switch right now, and I thought of y'all immediately as people I'd love to be an earliest community investor in Simple Switch. I hope that feels like a big compliment and assurance of how much I trust and respect you both, and also that it ***doesn't feel at all like an obligation***. With that said, thanks for being the kind of people in my life I know would want to hear these kind of updates on the journey either way! Ok enough musings... here's the info!

After 3+ years of growing Simple Switch slowly but surely, I'm now raising money from investors because I genuinely believe in our mission to normalize online shopping as a force for good, and I know we can help shift the annual TRILLION of online spending towards positive impact, but in order to do that we have to grow faster, and I've learned a lot about how we can do that with investment capital. So with all that said, I'm emailing you because *we're* now accepting investors, and when I sat down and thought of who I'd love to be in our first 50 investors ever, you came to mind. We're going to raise about a quarter to a half million dollars in investments overall this round, and in ***this first week we will be raising the first $50,000 to kickoff and build momentum.*** ***I hope you'll be a part of it!***

I'm not sure how familiar you are with the mechanics of startup investing (until pursuing how to do this as a founder it was very foreign to me, it's still very new!) but many companies raise from accredited investors such as venture capitalists or angel investors. We are raising this way with bigger experienced investors, but we're also **opening this round to our community**, since I want the same people who've cheered me on, donated, volunteered, engaged on social media etc. to invest in our future and grow your money as we grow!

Right now we're in "testing the waters" mode until we reach $50,000, when the funding round will go public to anyone! This means for now the campaign is privately available to those with the link: friends, family, and select values aligned investors I choose to send it to, and that any money you "reserve" now will not be a binding commitment until you confirm it later, meaning you can get it refunded at any time until you confirm it (once we've hit the $50,000 mark). Those who get involved in this early stage will receive "early bird terms" (better return on investment) and help us build early traction in the round.

Getting that first $50,000 in reservations (about 10% of the total we hope to raise) quickly at the start helps signal to investors who are new to Simple Switch that we have an engaged community of people who believe in us!

Determining how we want to grow, how to scale, and how to take investment has been a long journey and lots of work, and now it's time to go, go, go and actually make it happen! ***I hope to get our first 50 investors at a $1,000 or more level within the next week to kick off the investment round! Would you consider being one of the 50?*** (If $1000 is out of reach at this time for an investment, no pressure! The minimum on the WeFunder platform is $100 and I'd love to have you get the early bird terms, no matter the investment size! Obviously the more you invest, the more return you'd make on that investment.) **You'll see "terms will be decided later" in the campaign, because these will need to be legally confirmed by a "lead investor" who is generally someone who makes an investment of over $20,000 and has experience investing in our industry. With that said, the basics are that we're raising a *seed **round on SAFE Agreements with discount and valuation cap.*** There's more info on that in the attached FAQ's, but reach out with any questions!

I'm including a bunch of information below, including our pitch deck, a write up about how we are fundraising, and our WeFunder page where you can actually invest! Please don't hesitate to reach out (here in email, or call or text me!) with any questions. I'm so thankful to have you in my community, and the fact that I can even feel comfortable asking about this speaks volumes to how fortunate I am to have you in my life.

Key Links:
WeFunder Campaign (You'll Make The Investment Here)
Our Simple Switch Pitch Deck (With Info On How We Plan to Grow)
FAQ's About Investing & Our Values (and why we chose to include our community)

Important Legal Stuff:
- More about what "testing the waters" means. (Essentially, any money you offer/reserve now isn't binding unless we hit that $50,000 and file our legal paperwork. You will be able to take your reservation money back at any time until we close the round, and only after you're notified and confirm your investment.)
- Start ups are risky investments! Though Simple Switch has a strong business model and we'll work to grow your investment, you should never invest more than you could afford to lose. If the investment terms and legal jargon feel confusing, you can think of this as a donation to our mission, with the hope of a pleasant financial surprise later on!

Rachel Kois
July 6 ·

HOOORAAAY it's happening! Simple Switch is now accepting investors. I am so excited to share our success with those who've supported us. Our next big milestone is $50,000, I'd love if you'd get involved and help us hit that!

We chose to raise on WeFunder so getting involved could be accessible to our community (all of you) alongside our institutional investors, so now my Grandpa, teacher from elementary school, friends from college, and fellow founders are my earliest investors! If you're passionate about our mission to help people and the planet through online shopping, I hope you'll join them and invest!

You can learn more and easily invest at this link: https://lnkd.in/gbe5wr-V

We're currently in "testing the waters" mode. Check out important legal disclosures about that here: https://lnkd.in/g7SvRQN


RACHEL KOIS
FOUNDER & CEO - SIMPLE SWITCH
0:10 / 4:43


RACHEL KOIS
FOUNDER & CEO - SIMPLE SWITCH
0:14 / 4:42

simple.switch and **rachelfromsimpleswitch** ···

simple.switch This is huge. Simple Switch is thrilled to invite our community (yes you!) to INVEST in our company!

We've loved being a resource for you to shop in alignment with your values for 4 years now, and we want to share our success with those who've supported us.

Check out our campaign on WeFunder to see the details and invest! WeFunder.com/SimpleSwitch (or link in bio!)

We're currently in "testing the waters" mode. Check out legal disclosures about that here: help.wefunder.com/testing-the-waters-legal-disclosure

13w

gennyiva Yes! So glad to hear and see all of this! Especially that you are starting to supply offices with the products they purchase❤️❤️❤️

13w 1 like Reply

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.